Form 27

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT (ONTARIO)

[Section 118(1)(Alberta), Section 67(1)(B.C.) Section 81(2)(Nova Scotia) Section 84(1)(b)(Sask.-Form25)]

ITEM

1.

Reporting Issuer

CFM Corporation

460 Admiral Boulevard

Mississauga, Ontario

L5T 3A3

ITEM

2.

Date of Material Change

April 30, 2003

ITEM

3.

Press Release

A press release was issued in Mississauga, Ontario over CCNMatthews news wire service on April 30, 2003, a copy of which is attached hereto.

ITEM 4.

Summary of Material Change

See attached press release.

ITEM

5.

Full Description of Material Change

See attached press release.

ITEM 6.

Reliance on Section 75(3) of the Act (Ontario)

[118(2) (Alberta) 67(2)(B.C.) 81(3) (Nova Scotia) 84(2) (Saskatchewan)]

No reliance.

ITEM 7.

Omitted Information

None.

ITEM 8.

Senior Officer

Sonya Stark

Director, Legal Affairs, Investor Relations and Corporate Secretary

Telephone:  (905) 670-7777

ITEM 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated in the City of Mississauga, this 1st day of May 2003.

/s/ SONYA STARK

Sonya Stark

Director, Legal Affairs, Investor Relations and Corporate Secretary

460 Admiral Boulevard

Mississauga, Ontario, L5T 3A3

Tel: (905) 670-7777

Fax: (905) 670-7915

E-mail: cfm@cfmmajestic.com

Website:  www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSE

CFM CORPORATION ANNOUNCES

RESULTS FOR 2nd QUARTER OF FISCAL 2003

MISSISSAUGA, ONTARIO – April 30, 2003– CFM Corporation (“CFM”) announced today its financial results for the three and six months ended March 29, 2003.  Sales for the second quarter increased 31% to $148 million from $113 million in the second quarter last year with sales for the six month period rising 36% to $328 million from $241 million in the corresponding period last year.  Net income for the quarter decreased 30% to $4.4 million from $6.3 million in the second quarter last year.  Year-to-date net income of $21 million was up slightly from $20 million in the corresponding six months of the prior year.   Earnings per share (“EPS”) were $0.11 for the quarter, a decrease of $0.04 when compared to the second quarter of the prior year.  EPS for the six months ended March 29, 2003 remained flat at $0.52 when compared with the first six months of fiscal 2002.

Financial Highlights

	Three Months Ended		Six Months Ended
($millions, except per share amounts)	Mar. 29, 2003	Mar. 30, 2002	Mar. 29, 2003	Mar. 30, 2002
Net Sales	148.4	113.1	328.3	240.8
Gross Profit	37.6	35.4	94.8	80.3
Net Income	4.4	6.3	20.9	20.2
Earnings per share	0.11	0.15	0.52	0.52
EBITDA (see enclosed definition)	11.8	13.2	43.0	38.7

"We continued to achieve significant top line growth in our second quarter.  This growth was achieved despite the negative impact that prolonged severe cold winter weather in the quarter had on new home construction sales and pre-season demand for barbeque products.  Unfortunately, an unusually high level of customer returns from key mass merchant retail customers late in the quarter, and additional inefficiencies and costs associated with the labour disruption that occurred in January prior to reaching a new collective agreement with unionized employees at our Mississauga plants reduced our profitability.  Profitability was also impacted by continuing operational inefficiencies in our barbeque operations, although we are starting to see positive trends in our efforts to remove these.  We are confident that profitable growth will resume in the third quarter and believe we remain well positioned to achieve our business targets this year," said Colin Adamson, Chairman and Chief Executive Officer.

Sales by Product Category

	Three Months Ended		Six Months Ended
($millions)	Mar. 29, 2003	Mar. 30, 2002	Mar. 29, 2003	Mar. 30, 2002
Hearth and Heating Products	71.1	68.7	225.3	196.0
Barbeque and Outdoor Products	76.1	44.4	98.1	44.8
Water Products	1.2	-	4.9	-
	148.4	113.1	328.3	240.8

EBITDA

Earnings before interest, taxes and amortization (“EBITDA”) for the quarter were $11.8 million versus $13.2 million in the corresponding period in the prior year.  EBITDA, as a percentage of sales, declined to 7.9% from 11.7% in the second quarter last year. On a year-to-date basis EBITDA was $43.0 million, up 11.3% from prior year.

EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization.    EBITDA is presented before deductions for interest expense, tax expense and amortizations to provide financial statement users a measure of CFM’s earnings available to provide for these costs.  EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations as follows:

EBITDA
	For the three months ended		For the six months ended
	Mar, 29, 2003	Mar. 30, 2002	Mar, 29, 2003	Mar. 30, 2002

Net income for the period	4.4	6.3	20.9	20.2
Amortization	4.2	3.3	8.3	6.3
Interest income	(0.1)	-	(0.1)	(0.1)
Interest expense	2.1	1.3	4.0	2.9
Income taxes	1.2	2.3	9.9	9.4
EBITDA	11.8	13.2	43.0	38.7

EBITDA is not a recognized measure for financial statement presentation under Canadian generally accepted account principles (“GAAP”).  Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers.  Investors are encouraged to consider this earnings measure in the context of CFM’s GAAP results, as provided in the attached summary financial statements.

Cash Flows Provided by Operating Activities

Cash flows used in operating activities in the quarter were $36.4 million, an increase of  $14.3 million from the $22.1 million consumed in the second quarter of 2002. Cash flows provided by operating activities for the six months ended March 29, 2003 were $33.6 million, a decrease of 8% from $36.6 million in the prior year.

Net Bank Debt

Net bank debt increased in the quarter from December 28, 2002 by $46.6 million to $171.3 million.  Net bank debt at March 29, 2003 was $171.3 million, a decrease of $10.3 million from the $181.6 million of net bank debt at September 28, 2002.

Net bank debt is defined as outstanding external debt plus bank indebtedness less cash.  This measure is widely accepted by the financial markets as a measure of credit availability.

Net bank debt is not a recognized measure for financial statement presentation under Canadian generally accepted account principles (“GAAP”).  Non-GAAP financial measures (such as net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers.  Investors are encouraged to consider this financial measure in the context of CFM’s GAAP results, as provided in the attached summary financial statements.

Weighted Average Shares Outstanding

The weighted average shares outstanding in the second quarter decreased by 353,000 shares to 39,963,000 as compared to 40,316,000 shares outstanding at the end of the quarter ended March 30, 2002.  The decrease is primarily due to the purchase of 725,700 shares under the Normal Course Issuer Bid offset by the issuance of 195,366 shares on May 30, 2002 for the purchase of TGO and the issuance of 77,507 shares in connection with options exercised.  During the second quarter, CFM purchased 221,900 shares at an average price of $12.02.  On a year-to-date basis, 685,600 shares have been purchased under the Normal Course Issuer Bid at an average price of $11.78.

2003 Outlook

CFM confirms its annual business guidance previously given and continues to expect revenues in the range of $675 to $725 million and earnings per share in the range of $1.25 to $1.35 for the fiscal year ended September 27, 2003.

Management Change

CFM also announced that, effective today, Jim Lutes has resigned as President and Chief Operating Officer of CFM to pursue other opportunities.  The Board of Directors of CFM is currently conducting a search process in order to recruit a new President for CFM.  In the interim period, Colin Adamson, the Chairman and Chief Executive Officer of CFM will assume the role of President, in addition to his current duties.  Jim Lutes will continue to work with CFM on transitional matters over the coming months and will continue to be available to CFM as an advisor as needs arise.

CFM recognizes the significant contributions Mr. Lutes has made to the development of CFM over the last six years and wishes Jim all the best as he pursues new opportunities.

New Director

CFM also announced the appointment of John T. Mayberry to its Board of Directors.  Mr. Mayberry is currently the Chairman and Chief Executive Officer of Dofasco Inc.  "We would like to welcome John Mayberry to CFM," said Colin Adamson, Chairman and Chief Executive Officer of CFM.  "We are very excited about John joining our Board and look forward to the strong contribution his skills and experience will bring to our business."

* * * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.  Important factors that could affect these statements include, without limitation, general economic conditions,  consumer confidence, the level of housing starts and demographics,  CFM’s ability to develop new products, patent protection, weather, and related customer buying patters and manufacturing issues, industry capacity, product liability, availability of gas and gas prices mass merchant consolidation, credit and collections, supply and cost of raw materials,  purchased  parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase,  competition, foreign currency fluctuations and government regulation.   These factors and other risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and  in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions.  Statements made in this press release are made as of April 30, 2003  and CFM disclaims any intention or obligation to update or reverse any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom.  CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products.  CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON	J. DAVID WOOD
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer
(905) 670-7777	(905) 670-7777

CFM CORPORATION

 CONSOLIDATED STATEMENTS OF OPERATIONS

 (In thousands of dollars, unaudited)

	Three Months Ended		Six Months Ended
	Mar. 29, 2003	Mar. 30, 2002	Mar. 29, 2003	Mar. 30, 2002

Sales	148,403	113,055	328,314	240,821
Cost of sales	110,851	77,631	233,533	160,500
Gross profit	37,552	35,424	94,781	80,321

Expenses
Selling, administrative, research and development	25,756	22,208	51,745	41,668
Amortization	4,210	3,290	8,295	6,292
Interest income	(100)	(4)	(140)	(123)
Interest expense on long term debt	2,034	1,282	4,022	2,933
	31,900	26,776	63,922	50,770

Income before income taxes	5,652	8,648	30,859	29,551
Income taxes	1,212	2,313	9,951	9,340

Net income for the period	4,440	6,335	20,908	20,211

Earnings per share	0.11	0.15	0.52	0.52

Fully diluted earnings per share	0.11	0.15	0.51	0.51

CFM CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of dollars, unaudited)

	As at Mar. 29, 2003	As at Mar. 30, 2002
ASSETS

Cash and cash equivalents	1,640	18,373
Accounts receivable	108,851	78,280
Income taxes recoverable	5,630	5,777
Inventory	142,975	135,050
Prepaid and other expenses	5,045	2,791
Future income taxes	13,250	6,518
Total current assets	277,391	246,789

Capital assets, net	112,025	109,157
Future income taxes	547	644
Other assets	5,959	7,569
Goodwill, net	222,520	213,463
Intangible assets	7,614	6,512
Total assets	626,056	584,134

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank indebtedness	12,068	22,168
Accounts payable and accrued liabilities	76,758	52,024
Current portion of long-term debt	15,074	16,110
Current portion of note payable	12,378	15,000
Future income taxes	(13)	2
Total current liabilities	116,265	105,304

Long-term debt	145,780	127,233
Note payable	-	12,500
Future income taxes	29,024	21,081
Total liabilities	291,069	266,118

Minority interest	40	31

Shareholders’ equity
Share capital	159,392	152,105
Retained earnings	172,046	135,554
Cumulative translation adjustment	3,509	30,326
Total shareholders’ equity	334,947	317,985

Total liabilities and shareholders’ equity	626,056	584,134

CFM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars, unaudited)

	Three Months Ended		Six Months Ended
	Mar. 29, 2003	Mar. 30, 2002	Mar. 29, 2003	Mar. 30, 2002
Cash flows from operating activities
Net income for the period	4,440	6,335	20,908	20,211
Add items not involving cash
Depreciation and amortization	4,210	3,290	8,295	6,292
Future income taxes	(215)	2,177	(243)	4,686
Minority interest	5	(9)	32	11
Loss (Gain) on disposal of capital assets	1	(7)	16	(7)
Non-cash interest on Keanall note payable	79	-	178	-
	8,520	11,786	29,186	31,193
Change in non-cash working capital	(44,897)	(33,856)	4,415	5,385

Cash flows provided by (used in) operating activities	(36,377)	(22,070)	33,601	36,578

Cash flows from investing activities
Acquisitions	(343)	(10,376)	(336)	(10,376)
Purchase of capital assets	(4,376)	(6,058)	(8,067)	(10,951)
Development costs	(12)	-	(305)	-
Proceeds on disposal of capital assets	24	16	42	16
Cash flows used in investing activities	(4,707)	(16,418)	(8,666)	(21,311)

Cash flows from financing activities
Repayment of non-revolving term facility	(3,750)	(3,750)	(13,305)	(7,530)
Revolving term facility, net	45,413	38,477	1,012	6,726
Bank indebtedness	(12,087)	8,599	(7,025)	6,327
Repayment of note payable	(3,750)	(2,500)	(7,500)	(2,500)
Repurchase of common shares	(2,667)	-	(8,089)	(1,119)
Options repurchased	-	(2,967)	-	(2,993)
Issuance of common shares	516	-	622	31
Cash flows provided by (used in) financing activities	23,675	37,859	(34,285)	(1,058)

Effect of foreign currency translation on cash and cash equivalents	(762)	2	(730)	(102)
Net increase (decrease) in cash and cash equivalents during the period	(18,171)	(627)	(10,080)	14,107
Cash and cash equivalents, beginning of period	19,811	19,000	11,720	4,266
Cash and cash equivalents, end of period	1,640	18,373	1,640	18,373